FOR IMMEDIATE RELEASE
FRIDAY, MAY 19, 2000

                  CHARTWELL CLOSES PLAYCORE ACQUISITION

New York, May 19, 2000 - Chartwell Investments II LLC announced today that its affiliate has accepted for purchase 2,587,013 shares of common stock of PlayCore, Inc. (AMEX: PCO) tendered under the $10.10 per share cash tender offer which expired May 18, 2000 at 5:00 p.m. Eastern, constituting over 94% of the outstanding shares of PlayCore, Inc. not owned by affiliates. GreenGrass Holdings, an affiliate of Glencoe Capital and PlayCore's majority stockholder, will sell all of its shares of PlayCore common stock to the Chartwell affiliate. GreenGrass Holdings owns approximately 72 percent of the outstanding shares of PlayCore. Over 98% of the outstanding shares of common stock of PlayCore were purchased in the tender offer or acquired from GreenGrass.

The publicly held shares of PlayCore common stock that were not purchased in the tender offer, constituting less than 2% of the outstanding shares, will be acquired in a "short form" merger transaction on May 19, 2000 at the same $10.10 per share cash price.

The aggregate consideration in the transactions, including repayment of debt, totaled approximately $200 million.

PlayCore, Inc. is a leading playground equipment and backyard products company with three principal operating units: commercial play, consumer play and backyard wooden storage buildings. GameTime, PlayCore's commercial products division, is one of the largest manufacturers and marketers of modular and custom commercial outdoor and indoor playground equipment in the world. Swing-N-Slide, PlayCore's consumer products division, is the leader in the U.S. for do-it-yourself wooden playground equipment. PlayCore subsidiary Heartland Industries is a leading manufacturer and marketer of installed backyard wooden storage buildings and premium consumer playground systems.

Chartwell Investments is a New York City-based private equity firm, which invests in growth financings and management buy-outs of middle market companies.


AT THE COMPANY:                             AT CHARTWELL INVESTMENTS II LLC:
Richard Ruegger                             Todd Berman
VP Finance/CFO                              President
(608) 741-7183                              (212) 521-5500